EXHIBIT 99.2





                                 RADVISION LTD.
                           24 RAOUL WALLENBERG STREET
                             TEL AVIV 69719, ISRAEL

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Israel (Rael) Kolevsohn and Adi Sfadia, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.1 per share, of RADVISION Ltd., or the Company, which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Monday, November 30, 2009 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 6 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.



                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                 RADVISION LTD.

                                NOVEMBER 30, 2009

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.
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   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE PROPOSALS BELOW.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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     1.   To  ratify  and  approve  the  reappointment  of Kost  Forer  Gabbay &
          Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2009, and to authorize the Board of Directors of the Company to delegate to the Audit Committee of the Board of Directors the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     2. To approve an amendment to the Company's Articles of Association in order to permit a vacancy in two of the three director classes at any given time.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     3. To approve an equity-based compensation plan for directors (other than the current Chairman of the Board of Directors);

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN


     4. To approve an equity-based compensation plan for the current Chairman of the Board of Directors.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     5A. To reelect Mr. Joseph Atsmon as an outside director for an additional three-year term.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     5B. To reelect Ms. Liora Lev as an outside director for an additional three-year term.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     6A. To approve the remuneration to be paid to Mr. Joseph Atsmon as an outside director.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     6B. To approve the remuneration to be paid to Ms. Liora Lev as an outside director.

          [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

BY SIGNING THIS PROXY, THE UNDERSIGNED HEREBY CERTIFIES THAT THE UNDERSIGNED HAS NO "PERSONAL INTEREST" IN ITEM 4 ABOVE UNDER THE ISRAELI COMPANIES LAW. (SEE
ITEM IV OF THE PROXY STATEMENT FOR MORE INFORMATION AND FOR INSTRUCTIONS ON HOW TO VOTE IF YOU DO HAVE A "PERSONAL INTEREST.")

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder ____________________________________ Date _____________

Signature of Shareholder ____________________________________ Date _____________

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.